UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Other Events

On May 24, 2021, NuCana plc (the “Company”) published its 2020 UK Annual Report (the “UK Annual Report”) for the year ended December 31, 2020 and distributed a notice of its annual general meeting to be held on June 24, 2021 (the “AGM”), a form of proxy and its UK Annual Report to its ordinary shareholders. The notice of the AGM is attached as Exhibit 99.1 hereto. The UK Annual Report is posted on the investor relations section of the Company’s website at www.nucana.com.

On or about May 24, 2021, Citibank, N.A., in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), commenced mailing notice materials and voting cards to ADS holders to enable ADS holders of record as of May 20, 2021 to instruct the Depositary to vote the ordinary shares represented by their ADSs. If the Depositary receives timely voting instructions from an ADS holder, it will endeavor to vote the ordinary shares (in person or by proxy) represented by the holder’s ADSs in accordance with the ADS holder’s voting instructions. The ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and ADS holders may not receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner. The notice materials to be mailed by the Depositary to ADS holders will contain a link to the Company’s website where ADS holders can view and download the AGM notice distributed by the Company to its ordinary shareholders (which contains explanatory notes for the resolutions being voted on at the AGM) and the UK Annual Report.

The information contained in Exhibit 99.1 or the UK Annual Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibits

99.1	Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NuCana plc

By:	/s/ Donald Munoz
Name: Donald Munoz
Title: Chief Financial Officer

Date: May 24, 2021